UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 0-29480

HERITAGE FINANCIAL CORPORATION 401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
(Full title of the plan)

HERITAGE FINANCIAL CORPORATION
201 5TH AVENUE S.W.
OLYMPIA, WASHINGTON 98501-1114
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION
The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.
Furnished herewith are the financial statements and schedules of the Plan as of December 31, 2013 and 2012 and for the year ended December 31, 2013

FINANCIAL STATEMENTS AND EXHIBITS
(a)    Financial statements
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013
Notes to Financial Statements
Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

(b)     Exhibits
The following exhibit is being furnished herewith and this list shall constitute the exhibit index:

23.1	Consent of Independent Registered Public Accounting Firm

HERITAGE FINANCIAL CORPORATION
401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
Financial Statements and Supplemental Schedules
December 31, 2013 and 2012
(Report of Independent Registered Public Accounting Firm)

HERITAGE FINANCIAL CORPORATION
401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedules:
Schedule of Assets (Held at End of Year)	16
Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit and Finance Committee
Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust
Olympia, Washington
We have audited the accompanying statements of net assets available for benefits of Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
South Bend, Indiana
June 25, 2014

HERITAGE FINANCIAL CORPORATION
401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
Assets:
Participant-directed investments at fair value:
Registered investment company funds	$19,633,125	$16,743,391
Stable value fund	3,140,373	2,971,621
Heritage Financial Corporation common stock	6,513,503	5,695,243
Cash and cash equivalents	215,797	217,815
Total participant-directed investments at fair value	29,502,798	25,628,070
Nonparticipant-directed investments at fair value:
Heritage Financial Corporation common stock	—	147,297
Total nonparticipant-directed investments at fair value	—	147,297
Total investments	29,502,798	25,775,367
Non-interest bearing cash	540	15,772
Receivables:
Employer contributions	607,099	574,040
Notes receivable from participants	90,928	147,659
Total receivables	698,027	721,699
Total assets	30,201,365	26,512,838
Liabilities:
Accounts payable and other	24,116	18,375
Excess deferrals	25,177	14,278
Total liabilities	49,293	32,653
Net assets reflecting investments at fair value	30,152,072	26,480,185
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(25,004)	(83,636)
Net assets available for benefits	$30,127,068	$26,396,549
See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Year Ended
December 31, 2013
Investment (loss) income:
Net appreciation in fair value of investments	$3,733,924
Interest	3,137
Dividends	1,049,795
Other	53,435
Net investment income	4,840,291
Contributions:
Participant salary deferrals	1,455,016
Employer	1,104,166
Participant rollovers	1,448,580
Total contributions	4,007,762
Total additions	8,848,053
Deductions:
Benefits paid to participants	4,948,340
Administrative expenses	169,194
Total deductions	5,117,534
Net increase	3,730,519
Net assets available for benefits, beginning of year	26,396,549
Net assets available for benefits, end of year	$30,127,068
See accompanying Notes to Financial Statements.

HERITAGE FINANCIAL CORPORATION
401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
Notes to Financial Statements
December 31, 2013 and 2012

(1)     Description of Plan
The following description of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a )     General
Heritage Financial Corporation (the Company) is a bank holding company with headquarters in Olympia, Washington.
The Plan is a qualified defined contribution plan established by the Company under the provisions of Section 401(a), Section 401(k) and Section 4975(e)(7) of the Internal Revenue Code (IRC) with salary reduction and employer stock ownership features for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by the 401(k) Employee Stock Ownership Plan (“KSOP”) Committee, which consists of certain officers and employees of the Company. Wilmington Trust Company serves as the custodian, certain officers of the Company serve as Trustees of the Plan, and RBC Wealth Management serves as the investment advisor. Recordkeeping services of the Plan are provided by Trautmann, Maher and Associates.
(b)     Eligibility
Employees are eligible to participate in the Plan on the first of the month coincident with or following thirty days of service and attaining age eighteen.
(c)     Contributions
Participants may elect to contribute up to the lesser of 100% of their eligible compensation or to certain limitations under the IRC. These limitations include a dollar limitation ($17,500 for 2013 and $17,000 for 2012) and discrimination testing limitations. Additionally, participants over the age of 50 at Plan year end may make catch-up contributions up to the applicable dollar limitation ($5,500 for 2013 and 2012). Participants may also contribute amounts representing distributions from other qualified plans.
The Company makes contributions to participant accounts as follows:
1) a matching contribution equal to 50% of the participant’s contribution up to 6% of the participant’s eligible compensation. Matching contributions are subject to discrimination limitations.
2) required profit sharing contribution of 2% of the participant’s eligible compensation.
3) discretionary profit sharing contributions beyond the required 2% contribution. During 2013, the Company’s discretionary profit sharing contribution totaled 1% of eligible compensation.
The following provisions apply to contributions:

•	Participants are eligible for matching contributions upon participation in the Plan.

•	Matching and profit sharing contributions to the Plan are invested as directed by the employee.

•
Participants, who are not credited with at least 1,000 hours of service during the Plan year or are not employed on the last working day of a Plan year, are not eligible for an allocation of profit sharing contributions for that year except in the event of the participant’s death, disability or retirement.

During the plan years 1998 through 2012, the Company made a discretionary Employee Stock Ownership Plan (“ESOP”) allocation of Company Stock contribution, determined based on the current year ESOP loan principal and interest repayments. See Note 3, “Leveraged ESOP” for additional discussion. The loan was repaid in full as of December 31, 2012. No discretionary ESOP contributions were made as of and for the year ended December 31, 2013. When required, the ESOP contributions were employer directed and initially invested in Heritage Financial Corporation common stock. Participants, who were not credited with at least 1,000 hours of service during the Plan year or were not employed on the last working day of a Plan year, were not eligible for an allocation of ESOP contributions for that year except in the event of the participant’s death, disability or retirement. Participants may elect to diversify these investments as permitted under the Plan.

(d)     Participants' Accounts
Each participant’s account is credited with the participant’s elective (“401(k)”) contributions and allocations of the Company’s contributions (including Company stock attributable to repayments of the ESOP loan) and Plan earnings net of expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily based on quoted market prices.
(e)     Vesting
Participants are always vested in their 401(k) contributions plus earnings thereon. Vesting in the Company’s contributions plus earnings thereon is based on years of service. A participant’s matching contribution and all other employer contributions are 100% vested after six years of service (or upon death or disability while employed, or retirement on or after normal retirement age), with 20% vesting at two years of service increasing by an additional 20% with each additional year of service.
(f)     Investment Options
The Plan’s ESOP component is designed to invest primarily in Company common stock in order to comply with Section 4975(e)(7) of the IRC and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, a participant may direct his or her 401(k) contributions in 1% increments among thirteen registered investment company funds, one stable value fund, and the Company stock fund. Participants also have the option to invest in four different managed portfolio strategies.
Participants may change their investment elections and reallocate their investments on a daily basis (including with respect to Company stock). Contributions may be temporarily held as cash balances pending the execution of the investment according to the participant’s direction.
(g)     Payment of Benefits
No distributions from the Plan may be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company. Participants aged 59 1/2 or older are eligible for in-service distributions. However, the participant has the right to defer receipt of his Plan accounts until he or she attains her normal retirement age (age 65).
Distributions are made in cash, Company stock, or both, at the election of the participant, subject to the terms of the Plan.
Benefit distributions are based on the participant’s vested account balance and may be distributed in a lump sum. If a participant’s vested account balances exceed $1,000, a participant may elect to have the vested accounts distributed in installments over a period of not more than the participant’s life expectancy, or through the purchase of an annuity. In the case of a married participant, certain accounts from a previously merged plan must be distributed in the form of a joint and survivor annuity with the participant’s spouse as the joint annuitant, unless waived by the participant and consented to by the participant’s spouse.
Under certain conditions, participants, while still employed by the Company, are permitted to withdraw in a single sum, the employee contribution portion of their account balance on account of hardship as defined in IRS regulations. If a hardship withdrawal is made, a participant’s right to make 401(k) contributions to the Plan will be suspended for six months after the receipt of the hardship withdrawal. This will affect the participant’s right to receive matching contributions but not other Company contributions. In addition, participants, while still employed by the Company, are permitted to withdraw all or a portion of their employee account balance after age 59 1/2. Rollover accounts may be withdrawn, all or part, once during each Plan year regardless of the participant’s age.
The Plan has the right to immediately distribute participant accounts upon termination of service for participants with balances not exceeding $1,000, as a lump sum distribution.
(h)     Diversification
Participants may diversify their employer contributions daily among all of the investment options in the Plan from time to time, including the Company stock fund.
(i)     Voting and Dividend Rights

No participant shall have any voting or dividend rights or other rights of a stockholder prior to the time that shares are allocated to the participant.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
(j)    Forfeitures
Forfeitures may be used to pay reasonable and permitted administrative expenses, with the remainder used to reduce the Company’s employer contribution obligation. Forfeitures used to reduce employer contributions during 2013 were $61,808.
(k)     Notes Receivable from Participants
Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding notes from the participant to the Plan, taking into account notes payable to any other qualified plan maintained by the employer, shall not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Note terms shall not exceed five years, except for the purchase of a primary residence. The notes are collateralized by the balance in the participant’s account and bear interest at a rate equal to the then current prime rate. Principal and interest is paid ratably through semi-monthly payroll deductions. The interest rates on outstanding notes as of December 31, 2013 were all 3.25% with maturity dates from January 2014 through December 2018. All notes were current and the Plan recorded no allowance for loan losses related to the outstanding notes receivable from participants as of December 31, 2013 or 2012.
(l)     Administrative Expenses and Revenue Sharing Credits
Administrative expenses including trust, recordkeeping, audit, and investment fees are paid by the Plan. The Company may also pay certain administrative expenses incurred by the Plan.
The Plan earns revenue sharing credits from certain registered investment funds based on the invested balances. The credits may be used to pay reasonable and permitted administrative expenses. Credits used to pay Plan expenses during 2013 were $52,884.
(2)    Summary of Significant Accounting Policies
(a)     Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting.
(b)     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)     Risks and Uncertainties
The Plan allows participants to direct contributions into various registered investment company funds, a stable value fund, and Company stock. The underlying investment securities of these funds and the Company stock are exposed to various risks, including but not limited to interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain underlying investment securities, the sensitivity of certain fair value estimates to changes in valuation assumptions, and the level of uncertainty related to changes in the value of the funds, in particular the Company stock, it is likely that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Participants should refer to Heritage Financial Corporation’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10K and 10Q) regarding risks associated with Company stock.
(d)    Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as further described in Note 5, “Fair Value Measurements.”
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the moving average method. Net appreciation (depreciation) in fair value of investments represents the change in fair value from one period to the next and realized gains and losses.
(e)     Stable Value Fund

The Plan includes investments in fully-benefit responsive contracts as part of offering the Wells Fargo Stable Value Fund M (“Fund”) investment option to participants. The Fund is primarily comprised of investment contracts issued by financial companies including guaranteed investment contracts (“GICs”), separate account GICs (“SICs”), and security backed investment contracts. GICs are issued by insurance companies which guarantee the return of principal and stated rate of return for a specific period of time. GICs are backed by the general account of the insurance company. SICs are GICs issued by an insurance company and are maintained within a separate account. SICs are backed by segregated pool of assets. Security backed investment contracts are comprised of two components: investment contracts issued by a financial institution (i.e. wrap contracts) and underlying portfolios of fixed income securities (generally bonds) whose market prices fluctuate.
The Fund’s contracts are carried at contract value in the participants’ account. Participant accounts are credited with interest at a fixed rate that is typically reset quarterly. The rate reset allows the contract value to converge with a fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. While there may be slight variations from one contract to another, the primary variables which could impact the future rates credited to participants include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract.
To the extent that the underlying portfolio has unrealized and/or realized losses, an adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future rate credited to participants may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, an adjustment is made when reconciling from fair value to contract value and, in the future, the rate credited to participants may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.
Each contract issuer specifies events which would limit the ability of the Plan to transact at contract value. Such events can include premature termination of the contracts by the Plan or Plan termination. The Company does not believe that occurrence of any such events is probable.
The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract on short notice upon the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the contracts at the fair value of the underlying securities. The Fund reserves the right to require twelve-month notice for withdrawal of assets from the Fund initiated by the Plan sponsor. Withdrawals initiated by participants will be honored when received unless payments are being delayed to all Fund unit holders, in which event the Fund will work with the Plan sponsor to arrive at a mutually agreeable payout structure.
The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for 2013 and 2012, was 1.36% and 0.94%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2013 and 2012, was 1.52% and 1.95%, respectively.
(f)     Payment of Benefits
Benefits are recorded when paid. At December 31, 2013 and 2012, assets allocated to withdrawing participants totaled $72 and $6,102, respectively.
(g)     Notes and Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the loan plus accrued interest. Interest income is recorded on the accrual basis.
(3)    Leveraged ESOP
In January 1998, the Plan borrowed $1,323,000 from the Company (“ESOP loan”) to purchase shares of the Company’s stock using the proceeds from the ESOP loan. The Company stock acquired with the ESOP loan is held in an unallocated suspense account under the Plan pending repayment of the ESOP loan and release of the shares. The loan was to be repaid over a period of 15 years, maturing in January 2013, and was repaid in monthly installments of $13,023 primarily from the Company’s contributions to the trust fund. Interest was accrued at a rate of 8.5% per annum. The loan was repaid in full as of December 31, 2012.
Under the ESOP feature of the Plan, the Company was obligated to make contributions to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company. Each year, as the Plan made payments of principal and interest, an appropriate percentage of stock was released from the suspense account in accordance with applicable regulations under the IRC, and allocated to participants, generally on a pro rata basis based on annual compensation.
The unallocated shares of Company stock collateralized the loan while outstanding. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the table below presents separately the assets and liabilities and changes therein pertaining to:
(a) accounts of employees with rights in allocated stock and
(b) stock not yet allocated to employees.
The Plan’s ESOP assets are summarized as follows and represent a portion of the Heritage Financial Corporation common stock as presented on the Statement of Net Assets:

	December 31, 2013		December 31, 2012
	Allocated	Unallocated	Allocated	Unallocated
Heritage Financial Corporation common stock, at fair value	$2,620,284	$—	$2,171,637	$147,297
Cash and cash equivalents	—	—	89,275	15,325
Pending Transfers	—	—	147,297	(147,297)
Net ESOP assets	$2,620,284	$—	$2,408,209	$15,325
Pending transfers represent stocks to be deposited to participants in Q1 of the following plan year. Upon transfer, the shares will be participant-directed.
As the loan was repaid in full at December 31, 2012, there is no change in net assets related to the ESOP component for the year ended December 31, 2013.

(4)    Investments
The following investments represent 5% or more of the Plan’s net assets available for benefits at the end of the year:

	December 31, 2013	December 31, 2012
Heritage Financial Corporation common stock	$6,513,503	$5,842,540
Wells Fargo Stable Value M (Contract values: 2013 - $3,115,368; 2012 - $2,887,984)	3,140,373	2,971,621
Vanguard 500 Index Fund Signal	2,827,595	2,300,958
Pimco Total Return Admin Fund	2,798,476	4,160,106
T. Rowe Price New America Growth	2,544,903	2,008,035
Baron Small Cap Fund	2,466,168	2,057,155
American Funds EuroPac R4	2,253,811	1,765,338
Invesco Growth and Income	1,963,825	1,478,912

The Plan’s investments appreciated during the year ended December 31, 2013 as follows:

Year Ended
December 31, 2013
Registered investment company funds	$2,792,836
Heritage Financial Corporation common stock	905,908
Stable value fund	35,180
Net appreciation in fair value of investments	$3,733,924

Total dividend income recognized by the Plan from the investment in Heritage Financial Corporation common stock (a related party) was $160,868 during the year ended December 31, 2013.

(5)    Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in principal or most advantageous market in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.
Level 3: Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Plan’s estimation of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Registered investment company funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end using prices quoted by relevant pricing agent. These are determined to be Level 1 investments.
Stable value fund: Valued at the NAV of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund. The fund is determined to be a Level 2 investment.
Heritage Financial Corporation common stock: Valued based on its closing price as quoted on the NASDAQ National Market System. The Plan Sponsor common stock is determined to be a Level 1 investment.
The fair value of other financial instruments such as cash and cash equivalents, employer contributions receivable, notes receivable from participants and loan payable approximate their carrying value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2013:

	Investments at Estimated Fair Value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity:
Growth	$5,011,071	$—	$—	$5,011,071
Value	3,335,170	—	—	3,335,170
Index	2,858,800	—	—	2,858,800
Blend	3,920,312	—	—	3,920,312
Other	868,193	—	—	868,193
Total equity	15,993,546	—	—	15,993,546
Fixed income:
Bond	3,639,579	—	—	3,639,579
Total fixed income	3,639,579	—	—	3,639,579
Stable Value Fund	—	3,140,373	—	3,140,373
Heritage Financial Corporation common stock	6,513,503	—	—	6,513,503
Cash and cash equivalents	215,797	—	—	215,797
Total investments	$26,362,425	$3,140,373	$—	$29,502,798
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value on a recurring basis as of December 31, 2012:

	Investments at Estimated Fair Value
	Level 1	Level 2	Level 3	Total
Participant-directed investments:
Registered investment company:
Equity:
Growth	$4,065,190	$—	$—	$4,065,190
Value	2,533,237	—	—	2,533,237
Index	2,300,958	—	—	2,300,958
Blend	1,176,131	—	—	1,176,131
Other	2,507,769	—	—	2,507,769
Total equity	12,583,285	—	—	12,583,285
Fixed income:
Bond	4,160,106	—	—	4,160,106
Total fixed income	4,160,106	—	—	4,160,106
Stable Value Fund	—	2,971,621	—	2,971,621
Heritage Financial Corporation common stock	5,695,243	—	—	5,695,243
Cash and cash equivalents	217,815	—	—	217,815
Total participant-directed investments	22,656,449	2,971,621	—	25,628,070
Nonparticipant-directed investments:
Heritage Financial Corporation common stock	147,297	—	—	147,297
Total nonparticipant-directed investments	147,297	—	—	147,297
Total investments	$22,803,746	$2,971,621	$—	$25,775,367

There were no transfers between Level 1 investments and Level 2 investments for the years ended December 31, 2013 or 2012.
(6)    Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, participant accounts become fully vested and will be distributed to the participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC. Upon termination of the Plan, the trustee will direct the Plan administrator to pay all liabilities and expenses of the trust fund and to sell shares of unallocated stock to the extent it determines such sale necessary to repay the loan. Remaining unallocated shares will be allocated to participants.
(7)    Tax Status
The Plan obtained its latest determination letter on September 17, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
(8)    Party-in-Interest Transactions
A party-in-interest is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan’s assets, which consist primarily of shares of registered investment company funds, Company common stock, a stable value fund and cash and cash equivalents are held by Wilmington Trust Company, the custodian of the Plan assets. The Company’s contributions are held and managed by the custodian at the direction of the Trustees, which invests cash received, interest and dividend income, and makes distributions to participants; therefore, these transactions and the Plan’s payment of custodian fees qualify as party-in-interest transactions. For the year ended December 31, 2013, the Plan incurred expenses of $17,951 from Wilmington Trust Company for services as custodian of the Plan assets.
The record keeper administers the payment of interest and principal on the loan, which is reimbursed to the Trustee through contributions determined by the Company. Officers or employees of the Company perform certain administrative functions. No officer or employee receives compensation from the Plan. For the year ended December 31, 2013, the Plan incurred expenses of $125,953 from other service providers that are defined as a party-in-interest under ERISA.
The Plan issues loans to participants, which are secured by the balance in the participant’s accounts. These transactions qualify as party-in-interest transactions.
The Plan’s investment in Heritage Financial Corporation common stock constitutes a party-in-interest transaction as the Company is a related party.
(9)    Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued. The Company had several changes to the Plan subsequent to December 31, 2013 primarily as a result of the Plan Sponsor’s merger with Washington Banking Company (“WBCO”) effective May 1, 2014. For further information on the merger, reference is made to the Form 8-K filed by the Company with the SEC on October 24, 2013 and the Form S-4/A filed by the Company with the SEC on February 27, 2014.
The amendments to the Plan include the following:

•
Effective January 1, 2014, the Plan converted from an ESOP to a profit sharing plan and changed its name from “Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust” to “Heritage Financial Corporation 401(k) Plan and Trust.” The name change was primarily the result of the ESOP loan being paid in full at December 31, 2012 and the Plan no longer having ESOP commitments. The ESOP shares will be converted into the unitized stock fund.

•
The vesting of the employer contributions changed during 2014 to immediately vest all participants employed on May 1, 2014 in all employer contributions. All participants hired on or after May 1, 2014 will be 100% vested in all accounts at all times.

•	The Company changed the contribution formula to make all profit sharing and discretionary contributions completely discretionary beginning in the Plan year 2014.

•
The loan policy was updated to remove restrictions for loan requests. Effective in Plan year 2014, participants can request loans for any purpose and the Plan trustees are no longer responsible for approving such loans.

•
A default investment option will be added to the Plan. When a new participant is added to the Plan, any contribution will be allocated to the default investment option if the participant has inadvertently failed to provide investment election options.

•
The Plan will provide for automatic rollovers for terminated participants with balances under $5,000 into an Individual Retirement Account (“IRA”) with Millennium Trust. Affected participants will be notified of the change and provided opportunity to distribute or move their funds. Participants will be charged $35 initially and a $35 annual fee to be rolled into and maintain a balance in this IRA.

•	The Washington Banking 401(k) Plan will be merged into the Plan in 2014.

(10)    Reconciliation of Financial statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$30,127,068	$26,396,549
Deficiency of contract value from estimated fair value of investment in stable value fund	25,004	83,636
Amounts allocated to withdrawing participants	(72)	(6,102)
Net assets available for benefits per the Form 5500	$30,152,000	$26,474,083

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2013
Increase in net assets available for benefit per the financial statements	$3,730,519
Change in deficiency of contract value from estimated fair value of investment in stable value fund	(58,632)
Amounts allocated to withdrawing participants at current year end	(72)
Amounts allocated to withdrawing participants at current year end	6,102
Net income per the Form 5500	$3,677,917

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2013
Benefits paid to participants per the financial statements	$4,948,340
Amounts allocated to withdrawing participants at current year end	72
Amounts allocated to withdrawing participants at the prior year end	(6,102)
Benefits paid to participants per the Form 5500	$4,942,310

HERITAGE FINANCIAL CORPORATION
401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
EIN: 91-1857900
Plan Number: 003
Form 5500, Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)			(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value			Cost	Current Value
	Participant-directed investments:
	Registered investment company funds:
	Allianz NFJ Small Cap Value Fund Class A	41,355	shares	$	**	$1,371,345
	American Funds Capital World Growth R4	4,009	shares		**	181,319
	American Funds Europac R4	46,779	shares		**	2,253,811
	Aston Fairponte Mid Cap N Fund	6,450	shares		**	283,586
	Baron Small Cap Fund	70,887	shares		**	2,466,168
	Columbia Contrarian Core Z	67,099	shares		**	1,382,915
	DFA Emerging Markets Value Fund	24,878	shares		**	686,874
	Invesco Growth and Income	72,680	shares		**	1,963,825
	Pimco Total Return Admin Fund	261,784	shares		**	2,798,476
	T. Rowe Price New America Growth	57,616	shares		**	2,544,903
	Templeton Global Bond Ad	64,255	shares		**	841,103
	Vanguard 500 Index Fund Signal	20,093	shares		**	2,827,595
	Vanguard Extended Market Index Signal	579	shares		**	31,205
	Stable Value Fund
	Wells Fargo Stable Value M	65,284	shares		**	3,140,373
*	Heritage Financial Corporation common stock	380,660	shares		**	6,513,503
	Schwab Money Market Account	199,707	units		**	199,707
	Schwab Cash	16,090	units		**	16,090
						29,502,798

	Notes receivable from participants	Interest rates of 3.25% and maturity January 2014 through December 2018			**	90,928
						$29,593,726

*	A party-in-interest as defined by ERISA.
**	The cost of participant directed investments is not required to be disclosed and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HERITAGE FINANCIAL CORPORATION 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

Date: June 25, 2014	By:	/s/ Brian L. Vance
Brian L. Vance
President and Chief Executive Officer

Date: June 25, 2014	By:	/s/ Donald J. Hinson
Donald J. Hinson
Chief Financial Officer